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                              July 9, 2020

       William Ackman
       Chief Executive Office
       Pershing Square Tontine Holdings, Ltd.
       787 Eleventh Avenue, 9th Floor
       New York, NY 10019

                                                        Re: Pershing Square
Tontine Holdings, Ltd.
                                                            Registration
Statement on Form S-1
                                                            Filed June 22, 2020
                                                            File No. 333-239342

       Dear Mr. Ackman:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed June 22, 2020

       Cover Page

   1. Please disclose the exercise price of the director warrants here and in other places where you describe their
terms.
       Our Company, page 3

   2. We note your disclosure regarding the compound annual rate of return and cumulative total return of
Pershing Square, L.P. and the Justice Holdings, Ltd. investment. Please balance this disclosure
as appropriate to include PCSM funds or investments that have not generated similar
returns.
 William Ackman
FirstName   LastNameWilliam  Ackman
Pershing Square  Tontine Holdings, Ltd.
Comapany
July 9, 2020NamePershing Square Tontine Holdings, Ltd.
July 9,2 2020 Page 2
Page
FirstName LastName
3.       On page 3, please identify the    other sources of equity capital
over which you believe
         you will have substantial competitive advantages and describe the basis for your belief.
4. Please reconcile your disclosures about the size of the equity stake that you intend to acquire in a target. For example, on page 4 you state that you believe the price at which
         [you] can acquire a minority interest in a large, high-quality business is substantially
         lower than the price   which would generally include a substantial
control premium that
         would be required to obtain a controlling interest in the same
company.    However, on
         page 14 you state that you    anticipate structuring our initial
business combination so that
         the post-transaction company in which our public stockholders own shares will own or acquire 100% of the equity interests or assets of the target business and that you will only complete a business combination if the post-transaction company owns or acquires 50%
         or more of the outstanding voting securities of the target.
5. Please balance your disclosure on page 4 about the drawbacks of the IPO process by including a discussion of the potential drawbacks of going public through an acquisition with your company. Please also provide the basis for your statement on page 5 that there
         is substantially less private funding available for    Mature
Unicorns.
6. Please revise throughout to describe the impact that the sponsor and director warrants may have on an initial business combination, such as the acquisition and ownership structures, including the effect on public holders. Additionally, in an appropriate place in the prospectus, please provide illustrative examples of the dilutive impact of the sponsor and director warrants based on different transaction sizes and equity ownership stakes.
Risk Factors, page 41

7. Please revise the risk factors on pages 45, 68 and 70 to disclose the percentage of public shareholders that would need to vote in favor of the transaction or amendment respectively if all forward purchase securities have been purchased at the time of the vote.
The forward purchasers have a right to purchase . . ., page 44

8. Please address the fact that you and the forward purchasers may increase the number of additional forward purchase units at any time prior to an initial business combination.
We may amend the terms of the redeemable warrants and forward purchase warrants
.. . ., page
70

9. We note that you may amend the terms of the warrants with the approval of the holders of
         65% of outstanding public and forward purchase warrants voting together as a single class. Please revise this risk to highlight that forward purchasers will control the outcome of any vote of warrant holders without approval of any public warrant holders if the forward purchasers purchase all of the committed and additional units before the Tontine warrants are distributed. Because the forward purchase units contain 1/3 of a warrant instead of 1/9 of a warrant, we understand the forward purchasers will own and control
 William Ackman
FirstName   LastNameWilliam  Ackman
Pershing Square  Tontine Holdings, Ltd.
Comapany
July 9, 2020NamePershing Square Tontine Holdings, Ltd.
July 9,3 2020 Page 3
Page
FirstName LastName
         50,000,000 warrants as compared to the public warrant holders who will own and control
         16,666,666 warrants, or 75% of all of the outstanding warrants taken together as a single class.
Conflicts of Interest, page 131

10. We note your disclosure that your sponsor and affiliates manage or advise several funds which may compete with you for acquisition opportunities and which may preclude you from procuring such opportunities. Please provide additional disclosure about when you would be precluded from pursuing an opportunity suitable for both you and a fund managed or advised by your sponsor or affiliates. Please also elaborate upon the reason(s)
         that you do not believe that fiduciary duties or contractual obligations of your officers arising in the future would materially undermine your ability to complete a business combination. Finally, please provide more detailed disclosure about how each member of your management and investment teams will allocate his or her time between your business and unrelated business activities.
Principal Stockholders, page 135

11. Please include in the table the forward purchasers and all forward purchase shares they have a right to acquire within 60 days. We understand that the forward purchasers may elect to purchase all of the committed and additional forward purchase units at any time before and up to the initial business combination. Please also identify the natural person or persons who exercise voting and dispositive control over the shares beneficially owned by the forward purchasers and the sponsor.
Certain Relationships and Related Party Transactions, page 138

12. Please disclose whether you believe the price and terms of the sponsor and director warrants are as favorable to the company as you would expect to negotiate with an unaffiliated third party.
Sponsor Warrant, page 155

13. Please revise to discuss in reasonable detail the material assumptions, methodologies, and procedures you used to determine the purchase price of the sponsor warrant. Without limitation, please address how you considered the variables below, and disclose whether you plan to make future adjustments to the terms of the sponsor warrant in response to these or other items:
             The extent to which shares of Class A common stock are redeemed and forward purchase securities have been purchased at the time of the initial business combination.
             The size of the target company you acquire and the size of your interest in the post-
              transaction company.
             The target company   s valuation and unique financial, operational
and industry
              characteristics.
 William Ackman
Pershing Square Tontine Holdings, Ltd.
July 9, 2020
Page 4
                Characteristics of the warrant, including when it will become exercisable after the business combination, when the restrictions on the transfer of the warrant and underlying common stock will expire, registration rights, and duration of the warrant.
                The structure, type and amount of consideration and other terms of the initial business combination.
Report of Independent Registered Public Accounting Firm, page F-2

14. We note that your auditors dual dated their audit report with respect to the Note 6 to the financial statements. We further note that there were several changes to several notes to the financial statements to reflect changes to your offering. Given the number of changes throughout the financial statement footnotes, tell us how you auditor determined it would only be necessary to update their opinion with respect to Note 6.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Babette Cooper at 202-551-3396 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Pamela Long at 202-551-3765 with any other questions.



FirstName LastNameWilliam Ackman                               Sincerely,
Comapany NamePershing Square Tontine Holdings, Ltd.
                                                               Division of
Corporation Finance
July 9, 2020 Page 4                                            Office of Real
Estate & Construction
FirstName LastName